SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

for the period ended 02 January 2018

BP p.l.c.

(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F

     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the

Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of

     1934.

Yes                            No        |X|

      ---------------           ----------------

press release

2 January 2018

US tax changes - estimated impact on BP results

BP expects its future US after-tax earnings to be positively impacted by the recently-enacted changes to US corporate taxes, largely due to the reduction of the US federal corporate income tax rate from 35% to 21% (effective 1 January 2018). The ultimate impact of the change in the US corporate income tax rate is subject to a number of complex provisions in the legislation which BP is reviewing.

The lowering of the US corporate income tax rate to 21% requires revaluation of BP's US deferred tax assets and liabilities. The current estimated impact of this will be a one-off non-cash charge to the Group income statement of around $1.5 billion that will impact BP's fourth quarter 2017 results. Details of the final actual charge are expected to be disclosed in BP's fourth quarter 2017 results announcement, due on 6 February 2018.

Further information :

BP press office, London: +44 (0)20 7496 4076, bppress@bp.com

Cautionary statement :

In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA'), BP is providing the following cautionary statement. This press release contains certain forward-looking statements - that is, statements related to future, not past events - which may relate to one or more of the financial condition, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements are generally, but not always, identified by the use of words such as 'will', 'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see' or similar expressions. Actual results may differ from those expressed in such statements, depending on a variety of factors including the risk factors set forth in our most recent Annual Report and Form 20-F under "Risk factors" and in any of our more recent public reports.

Our most recent Annual Report and Form 20-F and other period filings are available on our website at www.bp.com , or can be obtained from the SEC by calling 1-800-SEC-0330 or on its website at www.sec.gov.

Dated: 02 January 2018

BP p.l.c.
(Registrant)

/s/ D.J. JACKSON
------------------------
D.J. JACKSON
Company Secretary